Exhibit 99.2

Hospitality Properties Trust

Second Quarter 2013

Supplemental Operating and Financial Data



Royal Sonesta, Houston, TX.
Operator: Sonesta International Hotels Corp.
Guest Rooms: 485.

All amounts in this report are unaudited.



TABLE OF CONTENTS

	PAGE/EXHIBIT

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,

- OUR ABILITY TO OBTAIN AND MAINTAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,

- THE SUCCESS OF OUR REBRANDING CERTAIN HOTELS, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA, AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.



FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES THAT MARRIOTT WILL BE ABLE AND WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY, AND THAT SHORTFALLS WILL NOT EXCEED THE GUARANTY CAP. FURTHER, THIS GUARANTY EXPIRES ON DECEMBER 31, 2019. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR MARRIOTT HOTELS,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS TO US IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS FROM OUR INTERCONTINENTAL HOTELS,

- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2019, AND AS OF JUNE 30, 2013, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $29.0 MILLION (AND SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $14.5 MILLION). ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURN DURING THE TERM OF OUR WYNDHAM AGREEMENT,

- THE ANNUAL RENT DUE TO US UNDER OUR LEASE WITH MORGANS HOTEL GROUP, OR MORGANS, IS $6.0 MILLION AND IS SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCES THAT MORGANS WILL BE ABLE OR WILLING TO FULFILL ITS OBLIGATION UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,

- WE HAVE RECENTLY REBRANDED CERTAIN HOTELS. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH REBRANDING MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,

- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MANAGEMENT AGREEMENT WITH MARRIOTT FOR 53 HOTELS, WHICH WE REFER TO AS OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE FINANCIAL RESULTS OF THOSE HOTEL OPERATIONS,

- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,



- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR FUTURE HOTEL ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED OR THE TERMS TO BE CHANGED,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT, AT JUNE 30 2013, WE HAD $200.7 MILLION OF CASH AND CASH EQUIVALENTS, THAT THERE WAS $660.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND THAT WE HAVE SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM THE OPERATING OF OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE MAY HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY HOLD THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, REBRANDING AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, RMR, SONESTA, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



InterContinental, San Juan.
Operator: InterContinental Hotels Group.
Guest Rooms: 402.



The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of June 30, 2013, we owned 290 hotels and 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties, located in 46 states, Washington DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 840 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, or CWH, a publicly traded REIT that owns office properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare properties, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of June 30, 2013. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2



Operating Statistics by Operating Agreement (as of 6/30/13) ($ in 000s):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2]		RevPAR Change [3]	
					Q2	LTM	Q2	LTM
Marriott (no. 1)	53	7,610	$ 67,382	10%	1.31x	1.04x	7.0%	7.7%
Marriott (no. 234)	68	9,145	104,438	16%	1.03x	0.92x	11.7%	7.7%
Marriott (no. 5)	1	356	9,902	2%	0.47x	0.40x	-6.0%	-4.7%
Subtotal / Average Marriott	122	17,111	181,722	28%	1.10x	0.94x	8.5%	6.8%
InterContinental	91	13,513	135,159	21%	1.14x	0.90x	19.7%	11.0%
Sonesta	22	4,610	54,809	8%	0.71x	0.27x	-9.0%	-10.5%
Hyatt	22	2,724	22,037	3%	1.04x	0.86x	4.3%	5.3%
Wyndham	21	3,386	18,259	3%	0.66x	0.08x	-12.0%	-9.4%
Carlson	11	2,096	12,920	2%	0.99x	0.79x	8.8%	8.1%
Morgans	1	372	5,956	1%	0.95x	0.80x	22.3%	11.1%
Subtotal / Average Hotels	290	43,812	430,862	66%	1.04x	0.82x	7.7%	5.0%
TA (no. 1)	145	N/A	157,795	24%	1.79x	1.61x	N/A	N/A
TA (no. 2)	40	N/A	59,976	10%	1.73x	1.59x	N/A	N/A
Subtotal TA	185	N/A	217,771	34%	1.77x	1.60x	N/A	N/A
Total / Average	475	43,812	$ 648,633	100%	1.29x	1.08x	7.7%	5.0%

(1)   See pages 26 through 28 for additional information regarding each of our operating agreements.

(2)   We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from these agreements during 2012.

(3)   RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended June 30, 2013 over the comparable year earlier periods. RevPAR amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership of certain hotels. Amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. RevPAR amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from these agreements during 2012.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Bruce M. Gans, M.D.
Independent Trustee

William A. Lamkin
Independent Trustee

John L. Harrington
Independent Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8232 or tbonang@hptreit.com, or Carlynn Finn, Senior
Manager, Investor Relations, at (617) 796-8232, or cfinn@hptreit.com

RESEARCH COVERAGE



Equity Research Coverage

Baird
David Loeb
(414) 765-7063

BMO Capital Markets
Mark Lutenski
(212) 885-4197

Craig-Hallum Capital Group
Bryan Maher
(612) 334-6376

JMP Securities
William Marks
(415) 835-8944

MLV & Co.
Ryan Meliker
(212) 542-5872

RBC
Wes Golladay
(440) 715-2650

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard & Poor's
Beth Campbell
(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

Courtyard by Marriott, Bellevue, WA.
Operator: Marriott International.
Guest Rooms: 152.



KEY FINANCIAL DATA
(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	139,747	139,737	123,637	123,637	123,563
Weighted average common shares outstanding - basic and diluted [1]	139,743	125,426	123,637	123,577	123,560
Common Share Data:					
Price at end of period	$ 26.28	$ 27.44	$ 23.42	$ 23.78	$ 24.77
High during period	$ 32.64	$ 27.50	$ 24.39	$ 25.39	$ 27.99
Low during period	$ 23.75	$ 23.66	$ 21.13	$ 23.00	$ 22.01
Annualized dividends paid per share during the period	$ 1.88	$ 1.88	$ 1.88	$ 1.80	$ 1.80
Annualized dividend yield (at end of period)	7.2%	6.9%	8.0%	7.6%	7.3%
Annualized Normalized FFO multiple (at end of period) [2]	8.5x	9.3x	7.7x	8.0x	8.3x
Selected Balance Sheet Data:					
Total assets	$ 6,039,874	$ 5,659,230	$ 5,635,125	$ 5,372,932	$ 5,362,979
Total liabilities	$ 2,963,587	$ 2,558,247	$ 2,901,327	$ 2,597,935	$ 2,419,068
Gross book value of real estate	$ 7,199,928	$ 6,951,911	$ 6,899,109	$ 6,597,472	$ 6,500,967
Total debt / gross book value of real estate	38.8%	34.7%	39.5%	36.4%	33.8%
Market Capitalization:					
Total debt (book value)	$ 2,793,004	$ 2,412,850	$ 2,722,358	$ 2,401,865	$ 2,196,312
Plus: market value of preferred shares (at end of period)	465,171	482,238	477,534	483,140	635,585
Plus: market value of common shares (at end of period)	3,672,551	3,834,383	2,895,579	2,940,088	3,060,656
Total market capitalization	$ 6,930,726	$ 6,729,471	$ 6,095,471	$ 5,825,093	$ 5,892,553
Total debt / total market capitalization	40.3%	35.9%	44.7%	41.2%	37.3%
Book Capitalization:					
Total debt	$ 2,793,004	$ 2,412,850	$ 2,722,358	$ 2,401,865	$ 2,196,312
Plus: total shareholders' equity	3,076,287	3,100,983	2,733,798	2,774,997	2,943,911
Total book capitalization	$ 5,869,291	$ 5,513,833	$ 5,456,156	$ 5,176,862	$ 5,140,223
Total debt / total book capitalization	47.6%	43.8%	49.9%	46.4%	42.7%

(1) We had no outstanding dilutive common share equivalents during the periods presented.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.



KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended									
		6/30/2013		3/31/2013		12/31/2012		9/30/2012		6/30/2012
Selected Income Statement Data:										
Total revenues	$	412,322	$	354,466	$	322,311	$	330,068	$	343,183
Adjusted EBITDA [1]	$	152,672	$	136,378	$	134,113	$	136,316	$	139,869
Net income available for common shareholders	$	37,256	$	19,409	$	18,534	$	29,480	$	26,964
Normalized FFO available for common shareholders [2]	$	108,643	$	92,575	$	93,861	$	91,487	$	92,998
Common distributions declared	$	65,681	$	65,676	$	58,110	$	55,637	$	55,603
Per Share Data:										
Net income available for common shareholders	$	0.27	$	0.15	$	0.15	$	0.24	$	0.22
Normalized FFO available for common shareholders [2]	$	0.78	$	0.74	$	0.76	$	0.74	$	0.75
Common distributions paid	$	0.47	$	0.47	$	0.47	$	0.45	$	0.45
Normalized FFO payout ratio [2]		60.5%		63.7%		61.9%		60.8%		59.8%
Coverage Ratios:										
Adjusted EBITDA [1] / interest expense		4.4x		3.9x		3.9x		3.9x		4.3x
Adjusted EBITDA [1] / interest expense and preferred distributions		3.5x		3.2x		3.2x		3.0x		3.1x
Total debt / Annualized Adjusted EBITDA [1]		4.6x		4.4x		5.1x		4.4x		3.9x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts.



CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	As of June 30, 2013	As of December 31, 2012
ASSETS		
Real estate properties, at cost		
Land	$ 1,469,913	$ 1,453,399
Buildings, improvements and equipment	5,730,015	5,445,710
	7,199,928	6,899,109
Accumulated depreciation	(1,656,481)	(1,551,160)
	5,543,447	5,347,949
Cash and cash equivalents	200,737	20,049
Restricted cash (FF&E reserve escrow)	34,800	40,744
Other assets, net	260,890	226,383
	$ 6,039,874	$ 5,635,125
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 90,000	$ 320,000
Unsecured term loan	400,000	400,000
Senior notes, net of discounts	2,294,526	1,993,880
Convertible senior notes, net of discounts	8,478	8,478
Security deposits	26,579	26,577
Accounts payable and other liabilities	120,498	132,032
Due to related persons	16,842	13,696
Dividends payable	6,664	6,664
Total liabilities	2,963,587	2,901,327
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value;		
100,000,000 shares authorized:		
Series C preferred shares; 7% cumulative redeemable; 6,700,000 shares		
issued and outstanding, aggregate liquidation preference $167,500	161,873	161,873
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares		
issued and outstanding, aggregate liquidation preference $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value;		
200,000,000 shares authorized; 139,747,424 and 123,637,424 shares		
issued and outstanding, respectively	1,397	1,236
Additional paid in capital	3,851,825	3,458,144
Cumulative net income	2,457,735	2,384,876
Cumulative other comprehensive income	18,539	2,770
Cumulative preferred distributions	(269,620)	(253,426)
Cumulative common distributions	(3,425,569)	(3,301,782)
Total shareholders' equity	3,076,287	2,733,798
	$ 6,039,874	$ 5,635,125



CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2013	2012	2013	2012
Revenues:				
Hotel operating revenues [1]	$ 349,877	$ 265,068	$ 641,528	$ 490,053
Rental income [1]	61,856	73,688	124,068	146,948
FF&E reserve income [2]	589	4,427	1,192	7,602
Total revenues	412,322	343,183	766,788	644,603
Expenses:				
Hotel operating expenses [1]	248,543	193,219	455,192	343,240
Depreciation and amortization	73,598	64,277	145,878	125,640
General and administrative	11,918	11,475	24,062	21,997
Acquisition related costs [3]	1,814	504	2,090	1,564
Loss on asset impairment [4]	2,171	-	2,171	889
Total expenses	338,044	269,475	629,393	493,330
Operating income	74,278	73,708	137,395	151,273
Interest income	60	51	79	117
Interest expense (including amortization of deferred financing costs and debt discounts of $1,524, $1,376, $3,036 and $2,954, respectively)	(35,014)	(32,714)	(70,202)	(66,806)
Equity in earnings of an investee	79	76	155	121
Income before income taxes	39,403	41,121	67,427	84,705
Income tax benefit (expense) [5]	5,950	(3,435)	5,432	(4,071)
Net income	45,353	37,686	72,859	80,634
Excess of liquidation preference over carrying value of preferred shares redeemed [6]	-	-	-	(2,944)
Preferred distributions	(8,097)	(10,722)	(16,194)	(21,910)
Net income available for common shareholders	$ 37,256	$ 26,964	$ 56,665	$ 55,780
Weighted average common shares outstanding	139,743	123,560	132,624	123,541
Basic and diluted net income available for common shareholders per common share	$ 0.27	$ 0.22	$ 0.43	$ 0.45

See Notes to Condensed Consolidated Statements of Income on page 16.



NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)

(1)   At June 30, 2013, we owned 290 hotels; 287 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At June 30, 2013, we also owned 185 travel centers that are leased to a travel center operating company under two lease agreements. Our Condensed Consolidated Statements of Income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $8,018 and $3,081, less than the minimum returns due to us in the three months ended June 30, 2013 and 2012, respectively, and $30,369 and $26,396 less than the minimum returns due to us in the six months ended June 30, 2013 and 2012, respectively. When the managers of these hotels are required to fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our Condensed Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $1,267 and $535 in the three months ended June 30, 2013 and 2012, respectively, and $8,772 and $20,027 in the six months ended June 30, 2013 and 2012, respectively. We had $6,751 and $2,546 of shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements in the three months ended June 30, 2013 and 2012, respectively, and $21,597 and $6,369 in the six months ended June 30, 2013 and 2012, respectively, which represents the unguaranteed portions of our minimum returns from Marriott and from Sonesta.

(2)   Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3)   Represents costs associated with our hotel acquisition activities.

(4)   We recorded a $2,171, or $0.02 per share, loss on asset impairment in the three months ended June 30, 2013 in connection with our plan to sell one hotel. We recorded an $889, or $0.01 per share, loss on asset impairment in the six months ended June 30, 2012 in connection with our decision to remove certain of our hotels from held for sale status.

(5)   We recorded a $6,868, or $0.05 per share, income tax benefit in the three months ended June 30, 2013 in connection with the restructuring of certain of our TRSs.

(6)   On February 13, 2012, we redeemed all of our outstanding 8.875% Series B Cumulative Redeemable Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the six months ended June 30, 2012, by that excess amount.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)



	For the Six Months Ended June 30,	
	2013	2012
Cash flows from operating activities:		
Net income	$ 72,859	$ 80,634
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	145,878	125,640
Amortization of deferred financing costs and debt discounts as interest	3,036	2,954
Straight line rental income	(98)	(294)
Security deposits applied to payment shortfalls	-	(14,751)
FF&E reserve income and deposits	(14,311)	(10,785)
Loss on asset impairment	2,171	889
Equity in earnings of an investee	(155)	(121)
Deferred income taxes	(7,068)	(419)
Other non-cash (income) expense, net	(1,764)	1,069
Change in assets and liabilities:		
Increase in other assets	(19,736)	(9,529)
Decrease in accounts payable and other liabilities	(2,473)	5,809
Decrease in due to related persons	(6,435)	(663)
Cash provided by operating activities	171,904	180,433
Cash flows from investing activities:		
Real estate acquisitions and deposits	(168,409)	(150,500)
Real estate improvements	(113,712)	(110,830)
FF&E reserve fundings	(29,720)	(40,454)
Cash used in investing activities	(311,841)	(301,784)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	393,474	-
Proceeds from issuance of preferred shares, net	-	280,107
Proceeds from unsecured term loan	-	400,000
Proceeds from issuance of senior notes, net of discount	299,661	-
Redemption of preferred shares	-	(86,250)
Repurchase of convertible senior notes	-	(70,576)
Repayment of senior notes	-	(100,829)
Borrowings under unsecured revolving credit facility	245,000	378,000
Repayments of unsecured revolving credit facility	(475,000)	(527,000)
Deferred financing costs incurred	(2,529)	(2,538)
Distributions to preferred shareholders	(16,194)	(21,910)
Distributions to common shareholders	(123,787)	(111,185)
Cash provided by financing activities	320,625	137,819
Increase in cash and cash equivalents	180,688	16,468
Cash and cash equivalents at beginning of year	20,049	8,303
Cash and cash equivalents at end of year	$ 200,737	$ 24,771
Supplemental cash flow information:		
Cash paid for interest	$ 66,407	$ 67,430
Cash paid for income taxes	1,944	1,532
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 13,718	$ 16,275
Property managers' purchases with FF&E reserve	(49,382)	(64,458)
Non-cash financing activities:		
Issuance of common shares	$ 368	$ 1,134



DEBT SUMMARY

As of June 30, 2013
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$750,000 unsecured revolving credit facility [1]	1.500%	$ 90,000	09/07/15	$ 90,000	2.2
$400,000 unsecured term loan [2]	1.650%	400,000	03/13/17	$ 400,000	3.7
Total / weighted average	1.622%	$ 490,000		$ 490,000	3.4
Unsecured Fixed Rate Debt:					
Senior notes due 2014	7.875%	300,000	08/15/14	300,000	1.1
Senior notes due 2015	5.125%	280,000	02/15/15	280,000	1.6
Senior notes due 2016	6.300%	275,000	06/15/16	275,000	3.0
Senior notes due 2017	5.625%	300,000	03/15/17	300,000	3.7
Senior notes due 2018	6.700%	350,000	01/15/18	350,000	4.5
Senior notes due 2022	5.000%	500,000	08/15/22	500,000	9.1
Senior notes due 2023	4.500%	300,000	06/15/23	300,000	10.0
Convertible senior notes due 2027	3.800%	8,478	03/15/27 [3]	8,478	13.7
Total / weighted average	5.811%	$ 2,313,478		$ 2,313,478	5.2
Weighted average unsecured floating rate debt / total	1.622%	490,000		490,000	3.4
Weighted average unsecured fixed rate debt / total	5.811%	2,313,478		2,313,478	5.2
Weighted average total debt / total	5.079%	$ 2,803,478		$ 2,803,478	4.9

(1) Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus 130 basis points. We also pay a facility fee of 30 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of June 30, 2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to September 7, 2016.

(2) The amount outstanding under our unsecured term loan bears interest at LIBOR plus 145 basis points, subject to adjustment based on changes to our credit ratings; the interest rate listed above is as of June 30, 2013. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.



DEBT MATURITY SCHEDULE
As of June 30, 2013
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2013	$ -	$ -	$ -
2014	-	300,000	300,000
2015	90,000 [1]	280,000	370,000
2016	-	275,000	275,000
2017	400,000 [2]	300,000	700,000
2018	-	350,000	350,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2027	-	8,478 [3]	8,478
	$ 490,000	$ 2,313,478	$ 2,803,478

(1) Represents amounts outstanding on our $750,000 unsecured revolving credit facility at June 30, 2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date by one year to September 7, 2016.

(2) Represents the outstanding balance of our unsecured term loan at June 30, 2013. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Leverage Ratios:					
Total debt / total assets	46.2%	42.6%	48.3%	44.7%	41.0%
Total debt / gross book value of real estate	38.8%	34.7%	39.5%	36.4%	33.8%
Total debt / total market capitalization	40.3%	35.9%	44.7%	41.2%	37.3%
Total debt / total book capitalization	47.6%	43.8%	49.9%	46.4%	42.7%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Variable rate debt / total debt	17.5%	17.0%	26.4%	16.7%	18.2%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	4.4x	3.9x	3.9x	3.9x	4.3x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.5x	3.2x	3.2x	3.0x	3.1x
Total debt / annualized Adjusted EBITDA [1]	4.6x	4.4x	5.1x	4.4x	3.9x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	36.3%	33.3%	37.9%	35.0%	32.1%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.25x	3.81x	3.94x	3.90x	4.32x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	275.6%	300.2%	263.7%	286.0%	311.7%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended									
	6/30/2013		3/31/2013		12/31/2012		9/30/2012		6/30/2012	
FF&E reserves (beginning of period)	$	37,930	$	40,744	$	38,919	$	47,467	$	59,644
Manager deposits		7,827		5,891		5,912		1,177		9,142
HPT fundings [2]:										
Marriott No. 1		309		511		492		254		152
Marriott No. 234		14,300		14,600		13,500		19,300		14,800
Carlson [3]		-		-		-		7,644		-
Hotel improvements		(25,566)		(23,816)		(18,079)		(36,923)		(36,271)
FF&E reserves (end of period)	$	34,800	$	37,930	$	40,744	$	38,919	$	47,467

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For recently renovated hotels, this requirement may be deferred for a period. For the period July 1, 2011 through December 31, 2013, InterContinental Hotels Group, plc, or InterContinental, is not required to make FF&E reserve contributions under the terms of the InterContinental agreement. For the period August 1, 2012 through December 31, 2013, Wyndham Hotel Group, or Wyndham, is not required to make FF&E reserve contributions under the terms of the Wyndham agreement. Also, our Sonesta agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.

(3) In 2008, we sold a hotel that was included in our agreement with Carlson Hotels Worldwide, or Carlson, for net proceeds of $7,644. In lieu of a decrease in the annual minimum return under the agreement when this hotel was sold, the net proceeds were to be used to fund the acquisition of a replacement hotel for the portfolio. We subsequently agreed that the net proceeds were instead to be used to fund certain improvements to the remaining hotels in the agreement and we transferred the net sales proceeds to the Carlson FF&E reserve account in the third quarter of 2012.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2013

(dollars in thousands)
As of June 30, 2013

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
5/17/13	1	Sonesta	Duluth, GA	426	Sonesta	$ 29,700	$ 70
6/28/13	1 [2]	Royal Sonesta	New Orleans, LA	483	Sonesta	$ 120,500	$ 249
Total / Weighted Average	2			909		$ 150,200	$ 165

(1)   Represents cash purchase price and excludes assumed liabilities and closing costs.

(2)   On June 28, 2013, we acquired the fee interest in the Royal Sonesta New Orleans Hotel from the third party owner from which we previously leased this hotel.

DISPOSITIONS:

There were no dispositions during the six months ended June 30, 2013



OPERATING AGREEMENTS AND PORTFOLIO INFORMATION

Wyndham Grand Chicago Riverfront, Chicago, IL.
Operator: Wyndham Hotel Group.
Guest Rooms: 348.



PORTFOLIO BY OPERATING AGREEMENT AND MANAGER
as of June 30, 2013
(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	16%	$ 678,759	9%	$ 89	$ 67,382	10%
Marriott (no. 234)	68	15%	9,145	21%	980,389	13%	107	104,438	16%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	9,902	2%
Subtotal Marriott	122	26%	17,111	39%	1,749,226	23%	102	181,722	28%
InterContinental	91	19%	13,513	31%	1,362,904	18%	101	135,159	21%
Sonesta	22	6%	4,610	11%	727,035	10%	158	54,809	8%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Wyndham	21	4%	3,386	8%	256,386	3%	76	18,259	3%
Carlson	11	2%	2,096	5%	209,895	3%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	2%	323	5,956	1%
Subtotal Hotels	290	61%	43,812	100%	4,727,388	63%	108	430,862	66%
TA (no. 1)	145	31%	N/A	N/A	1,976,960	26%	N/A	157,795	24%
TA (no. 2)	40	8%	N/A	N/A	766,867	11%	N/A	59,976	10%
Subtotal TA	185	39%	N/A	N/A	2,743,827	37%	N/A	217,771	34%
Total	475	100%	43,812	100%	$ 7,471,215	100%	$ 108	$ 648,633	100%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28.



PORTFOLIO BY BRAND

as of June 30, 2013

(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [1]	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,281	23%	$ 958,535	13%	$ 93
Candlewood Suites®	InterContinental	61	13%	7,552	17%	579,513	8%	77
Residence Inn by Marriott®	Marriott	35	7%	4,487	10%	528,555	7%	118
Royal Sonesta®	Sonesta	4	1%	1,563	4%	401,164	5%	257
Staybridge Suites®	InterContinental	19	4%	2,366	5%	317,069	4%	134
Hyatt Place™	Hyatt	22	5%	2,724	6%	301,942	4%	111
Crowne Plaza®	InterContinental	6	1%	2,342	5%	247,599	3%	106
InterContinental®	InterContinental	3	1%	799	2%	194,303	3%	243
Sonesta ES Suites®	Sonesta	15	4%	1,836	4%	198,957	3%	108
Wyndham Hotels and Resorts®	Wyndham	5	1%	1,604	4%	177,222	2%	110
Marriott Hotels®	Marriott	2	0%	748	2%	130,832	2%	175
Sonesta®	Sonesta	3	1%	1,211	3%	126,914	2%	105
Clift Hotel®	Morgans	1	0%	372	1%	120,000	2%	323
Radisson Hotels & Resorts®	Carlson	5	1%	1,134	3%	119,630	2%	105
TownePlace Suites by Marriott®	Marriott	12	3%	1,331	3%	107,331	1%	81
Hawthorn Suites®	Wyndham	16	3%	1,782	4%	79,164	1%	44
Country Inns & Suites by Carlson℠	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	2	0%	454	1%	24,420	0%	54
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	23,973	0%	91
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	145	31%	N/A	N/A	1,976,960	26%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	766,867	11%	N/A
Total		475	100%	43,812	100%	$7,471,215	100%	$ 108

(1)   Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.



OPERATING AGREEMENT INFORMATION

as of June 30, 2013

(dollars in thousands)

Marriott No. 1- Our lease with a subsidiary of Host Hotels & Resorts, Inc., or Host, for 53 Courtyard by Marriott® branded hotels in 24 states expired on December 31, 2012 and we paid the $50,540 security deposit we held to Host. As of January 1, 2013, we leased these 53 hotels to one of our TRSs and continued the existing combination management agreement with a subsidiary of Marriott, which expires in 2024; Marriott has three renewal options for 12 years each for all, but not less than all, of the hotels.

Because we no longer hold a security deposit for this agreement, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (1 full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 24 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement. As of June 30, 2013, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of June 30, 2013, the available Marriott guaranty was $30,707.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 90 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and two Holiday Inn® hotels) in 30 states in the U.S. and Ontario, Canada to one of our TRSs. These 90 hotels are managed by subsidiaries of InterContinental under a combination management agreement. One additional InterContinental® branded hotel in Puerto Rico is leased to a subsidiary of InterContinental. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of June 30, 2013, we have applied $47,406 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of June 30, 2013, the balance of this security deposit was $26,466. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $14,423 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit.

OPERATING AGREEMENT INFORMATION

as of June 30, 2013

(dollars in thousands)



Sonesta- On June 28, 2013, we acquired the fee interest in the Royal Sonesta Hotel New Orleans in New Orleans, LA from the third party owner from which we previously leased this hotel. Sonesta previously managed the hotel under an agreement we referred to as Sonesta No. 2. In connection with the acquisition of the fee interest in the hotel, the lease with the third party terminated and we and Sonesta entered into an amended and restated management agreement and added the hotel to our existing portfolio of 21 hotels previously referred to as our Sonesta No. 1 agreement. We now refer to our 22 Sonesta branded hotels as our Sonesta agreement.

We lease 22 of our Sonesta branded hotels (four Royal Sonesta®, three Sonesta® and 15 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of June 30, 2013, the available Hyatt guaranty was $16,222. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Wyndham- We lease our 21 Wyndham branded hotels (five Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2037; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc. under a lease that expires in 2037; Wyndham Vacation Resorts, Inc. has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum.

We originally had a guaranty of $29,000 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $14,500. As of June 30, 2013, the available Wyndham guaranty was $15,220. This guaranty expires in 2019.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of Wyndham guaranty available to us.



as of June 30, 2013

(dollars in thousands)

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of June 30, 2013, the available Carlson guaranty was $21,484. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans Hotel Group, or Morgans, under a lease agreement that expires in 2103. The lease provides for annual initial rent to us of $5,956. On October 14, 2014, the rent due to us will be increased based on changes in the consumer price index with a minimum increase of 20% of the current rent amount and a maximum increase of 40% as described in the lease. On each fifth anniversary thereafter during the lease term, the rent due to us will be increased further based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the lease would qualify as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease our 145 TravelCenters of America® branded travel centers in 39 states to a subsidiary of TA under a lease that expires in 2022; TA has no renewal option. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues subject to certain limits). The annual minimum rent amount presented for our TA No. 1 lease includes approximately $5,150 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total sales over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues subject to certain limits). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. This lease is guaranteed by TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER [1]

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended June 30,			For the Six Months Ended June 30,		
			2013	2012	Change	2013	2012	Change
ADR								
Marriott (no. 1)	53	7,610	$ 117.54	$ 112.54	4.4%	$ 117.15	$ 112.39	4.2%
Marriott (no. 234)	68	9,145	112.27	107.22	4.7%	111.77	106.03	5.4%
Marriott (no. 5)	1	356	214.94	217.91	-1.4%	217.47	214.00	1.6%
Subtotal / Average Marriott	122	17,111	116.90	112.56	3.9%	116.69	111.87	4.3%
InterContinental	91	13,513	94.29	90.21	4.5%	95.70	91.11	5.0%
Sonesta	22	4,610	131.73	136.89	-3.8%	128.57	131.63	-2.3%
Hyatt	22	2,724	96.02	94.18	2.0%	95.73	94.11	1.7%
Wyndham	21	3,386	75.64	79.89	-5.3%	71.79	75.92	-5.4%
Carlson	11	2,096	92.50	89.62	3.2%	93.19	91.08	2.3%
Morgans	1	372	234.52	230.27	1.8%	235.02	232.21	1.2%
All hotels	290	43,812	$ 106.80	$ 104.52	2.2%	$ 106.61	$ 103.64	2.9%
OCCUPANCY								
Marriott (no. 1)	53	7,610	72.3%	70.6%	1.7 pts	66.4%	65.6%	0.8 pts
Marriott (no. 234)	68	9,145	75.3%	70.6%	4.7 pts	70.7%	66.7%	4.0 pts
Marriott (no. 5)	1	356	81.1%	85.1%	-4.0 pts	83.6%	83.8%	-0.2 pts
Subtotal / Average Marriott	122	17,111	74.1%	70.9%	3.2 pts	69.0%	66.6%	2.4 pts
InterContinental	91	13,513	81.8%	71.4%	10.4 pts	76.5%	67.6%	8.9 pts
Sonesta	22	4,610	75.2%	79.5%	-4.3 pts	67.4%	73.2%	-5.8 pts
Hyatt	22	2,724	79.5%	77.7%	1.8 pts	76.5%	74.2%	2.3 pts
Wyndham	21	3,386	69.4%	74.7%	-5.3 pts	63.5%	69.3%	-5.8 pts
Carlson	11	2,096	72.6%	68.9%	3.7 pts	69.1%	66.1%	3.0 pts
Morgans	1	372	91.4%	76.1%	15.3 pts	85.6%	74.9%	10.7 pts
All hotels	290	43,812	76.6%	72.7%	3.9 pts	71.3%	68.4%	2.9 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 84.98	$ 79.45	7.0%	$ 77.79	$ 73.73	5.5%
Marriott (no. 234)	68	9,145	84.54	75.70	11.7%	79.02	70.72	11.7%
Marriott (no. 5)	1	356	174.32	185.44	-6.0%	181.80	179.33	1.4%
Subtotal / Average Marriott	122	17,111	86.62	79.81	8.5%	80.52	74.51	8.1%
InterContinental	91	13,513	77.13	64.41	19.7%	73.21	61.59	18.9%
Sonesta	22	4,610	99.06	108.83	-9.0%	86.66	96.35	-10.1%
Hyatt	22	2,724	76.34	73.18	4.3%	73.23	69.83	4.9%
Wyndham	21	3,386	52.49	59.68	-12.0%	45.59	52.61	-13.3%
Carlson	11	2,096	67.16	61.75	8.8%	64.39	60.20	7.0%
Morgans	1	372	214.35	175.24	22.3%	201.18	173.93	15.7%
All hotels	290	43,812	$ 81.81	$ 75.99	7.7%	$ 76.01	$ 70.89	7.2%

(1) Operating data for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership of certain hotels and amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Operating data for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreement during 2012.

ADR is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]

Operating Agreement	For the Twelve Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Marriott (no. 1)	1.04x	1.00x	1.00x	0.94x	0.88x
Marriott (no. 234)	0.92x	0.93x	0.88x	0.84x	0.79x
Marriott (no. 5)	0.40x	0.39x	0.40x	0.40x	0.48x
Subtotal Marriott	0.94x	0.93x	0.90x	0.85x	0.81x
InterContinental	0.90x	0.85x	0.82x	0.84x	0.90x
Sonesta	0.27x	0.47x	0.64x	0.85x	1.09x
Hyatt	0.86x	0.85x	0.82x	0.77x	0.78x
Wyndham	0.08x	0.23x	0.40x	0.49x	0.74x
Carlson	0.79x	0.75x	0.76x	0.71x	0.70x
Morgans	0.80x	0.70x	0.77x	0.81x	0.78x
Subtotal Hotels	0.82x	0.82x	0.82x	0.82x	0.86x
TA (no. 1)	1.61x	1.68x	1.69x	1.71x	1.74x
TA (no. 2)	1.59x	1.67x	1.69x	1.71x	1.72x
Subtotal TA	1.60x	1.68x	1.69x	1.71x	1.73x
Total	1.08x	1.11x	1.12x	1.13x	1.16x

Operating Agreement	For the Three Months Ended				
	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Marriott (no. 1)	1.31x	0.79x	0.92x	1.20x	1.14x
Marriott (no. 234)	1.03x	0.79x	0.87x	1.02x	1.08x
Marriott (no. 5)	0.47x	0.33x	0.24x	0.57x	0.40x
Subtotal Marriott	1.10x	0.77x	0.86x	1.06x	1.06x
InterContinental	1.14x	0.88x	0.73x	0.86x	0.96x
Sonesta	0.71x	0.16x	0.07x	0.12x	1.55x
Hyatt	1.04x	0.80x	0.82x	0.80x	1.00x
Wyndham	0.66x	-0.27x	0.18x	-0.30x	1.35x
Carlson	0.99x	0.68x	0.51x	0.98x	0.84x
Morgans	0.95x	0.55x	0.55x	1.14x	0.57x
Subtotal Hotels	1.04x	0.70x	0.70x	0.82x	1.08x
TA (no. 1)	1.79x	1.30x	1.48x	1.86x	2.11x
TA (no. 2)	1.73x	1.34x	1.45x	1.85x	2.08x
Subtotal TA	1.77x	1.31x	1.47x	1.86x	2.10x
Total	1.29x	0.91x	0.95x	1.19x	1.45x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreements during 2012.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



EXHIBITS

I-35, Exit 13, Laredo, TX.
Operator: Travel Centers of America.
Truck Parking: 185.



CALCULATION OF EBITDA AND ADJUSTED EBITDA

(in thousands)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,	
		2013	2012	2013	2012
Net income		$ 45,353	$ 37,686	$ 72,859	$ 80,634
Add:	Interest expense	35,014	32,714	70,202	66,806
	Income tax (benefit) expense	(5,950)	3,435	(5,432)	4,071
	Depreciation and amortization	73,598	64,277	145,878	125,640
EBITDA		148,015	138,112	283,507	277,151
Add:	Deferred percentage rent [1]	672	1,253	1,282	2,562
	Acquisition related costs [2]	1,814	504	2,090	1,564
	Loss on asset impairment [3]	2,171	-	2,171	889
Adjusted EBITDA		$ 152,672	$ 139,869	$ 289,050	$ 282,166

(1)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters.

(2)   Represents costs associated with our hotel acquisition activities.

(3)   We recorded a $2,171, or $0.02 per share, loss on asset impairment in the three months ended June 30, 2013 in connection with our plan to sell one hotel. We recorded an $889, or $0.01 per share, loss on asset impairment in the six months ended June 30, 2012 in connection with our decision to remove certain of our hotels from held for sale status.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

EXHIBIT A

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)



EXHIBIT B

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2013	2012	2013	2012
Net income available for common shareholders	$ 37,256	$ 26,964	$ 56,665	$ 55,780
Add: Depreciation and amortization	73,598	64,277	145,878	125,640
Loss on real estate impairment [1]	2,171	-	2,171	889
FFO	113,025	91,241	204,714	182,309
Add: Deferred percentage rent [2]	672	1,253	1,282	2,562
Acquisition related costs [3]	1,814	504	2,090	1,564
Excess of liquidation preference over carrying value of preferred shares redeemed [4]	-	-	-	2,944
Less: Deferred income tax benefit [5]	(6,868)	-	(6,868)	-
Normalized FFO available for common shareholders	$ 108,643	$ 92,998	$ 201,218	$ 189,379
Weighted average shares outstanding	139,743	123,560	132,624	123,541
Net income available for common shareholders per share	$ 0.27	$ 0.22	$ 0.43	$ 0.45
FFO available for common shareholders per share	$ 0.81	$ 0.74	$ 1.54	$ 1.48
Normalized FFO available for common shareholders per share	$ 0.78	$ 0.75	$ 1.52	$ 1.53

(1) We recorded a $2,171 or $0.02 per share, loss on asset impairment in the three months ended June 30, 2013 in connection with our plan to sell one hotel. We recorded an $889, or $0.01 per share, loss on asset impairment in the six months ended June 30, 2012 in connection with our decision to remove certain of our hotels from held for sale status.

(2) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

(3) Represents costs associated with our hotel acquisition activities.

(4) On February 13, 2012, we redeemed all of our outstanding Series B Preferred Shares at their liquidation preference of $25 per share, plus accumulated and unpaid distributions. The liquidation preference of the redeemed shares exceeded our carrying amount for the redeemed shares as of the date of redemption by $2,944, or $0.02 per share, and we reduced net income available to common shareholders for the six months ended June 30, 2012, by that excess amount.

(5) We recorded a $6,868, or $0.05 per share, income tax benefit in the three months ended June 30, 2013 in connection with the restructuring of certain of our TRSs.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude the excess of liquidation preference over carrying value of preferred shares redeemed, acquisition related costs and the deferred income tax benefit described above. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements and public debt covenants, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.